21001258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2021
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/04/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitala Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 Congress Street, Suite 360C
(No. and Street)

Charlotte	North Carolina	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Alaia (704) 790-1666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis
(Name – *if individual, state last, first, middle name*)

5410 Trinity Road #320	Raleigh	North Carolina	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Alala, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitala Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Director & CCO

Title

Melanie P Cooke 1/21/2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melanie P. Cooke
Notary Public
Mecklenburg County
North Carolina
My Commission Expires 11/8/2021

CAPITALA SECURITIES, LLC
TABLE OF CONTENTS

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elliott davis

Report of Independent Registered Public Accounting Firm

To the Member
Capitala Securities, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capitala Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the period from March 4, 2020 (commencement of operations) to December 31, 2020 and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from March 4, 2020 (commencement of operations) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5.

In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, PLLC

We have served as the Company's auditor since 2020.

Raleigh, North Carolina
February 9, 2021

CAPITALA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets		
Cash and cash equivalents	$	244,306
Prepaid expenses		8,452
Total assets	$	252,758
Liabilities		
Accounts payable and accrued expenses	$	18,557
Total liabilities		18,557
Member's equity		
Member's equity		234,201
Total member's equity		234,201
Total liabilities and member's equity	$	252,758

CAPITALA SECURITIES, LLC

STATEMENT OF OPERATIONS

For the period from March 4, 2020 (commencement of operations) to December 31, 2020

Revenue	
Transaction fees	$ 202,132
Advisory fees	42,000
Total revenue	244,132
Expense	
Payroll expense	75,862
Professional fee expense	47,300
Accounting fee expense	37,848
Rent expense	15,000
Other expense	19,147
Total expenses	195,157
Net income	$ 48,975

CAPITALA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the period from March 4, 2020 (commencement of operations) to December 31, 2020

Member's equity, beginning of period	$	185,226
Net income		48,975
Member's equity, end of period	$	234,201

CAPITALA SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the period from March 4, 2020 (commencement of operations) to December 31, 2020

Cash flows from operating activities		
Net income	$	48,975
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(8,452)
Accounts payable and accrued expenses		18,557
Net cash flows provided by operating activities		59,080
Net increase in cash and cash equivalents		59,080
Cash and cash equivalents, beginning of period		185,226
Cash and cash equivalents, end of period	$	244,306

CAPITALA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND FOR THE PERIOD FROM MARCH 4, 2020 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2020

Note 1—Organization and nature of operations

Capitala Securities, LLC (the "Company"), which is wholly-owned by Capitala Securities Holding Corp. (the "Parent Company"), is an investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to lower middle market companies. The Company has elected to be registered as a Capital Acquisition Broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Revenue – The Company's revenues are generated primarily through merger and acquisition related advisory and consulting services. The Company receives advisory fees to compensate for the substantial research and analysis performed as part of the underlying transactions. The Company recognizes these advisory fees as they are earned, which typically occurs with the passage of time as advisory and consulting services are rendered. Transaction fees generated by the Company are recognized upon the closing of the underlying transaction, which is when the performance obligation is deemed to have been met.

Related-party transactions – The Company has an agreement in which a related party, Capitala Private Advisors, LLC ("CPA") will provide certain administrative and accounting services, use of office space and equipment, and other overhead costs. The agreement commenced August 4, 2020, and provides for a $4,000 monthly fee to be paid by the Company to CPA. In addition to the monthly fee, additional administrative expenses relating to expenses paid by CPA on behalf of the Company will be subject to reimbursement. Other expenses may include, but are not limited to, insurance expense, legal fees, and professional database service expenses. Total related-party expenses are included on the accompanying statement of operations and amounted to $20,000 for the period from March 4, 2020 to December 31, 2020 ("Audit Period"). As of December 31, 2020, the Company had no related party payable.

The Company has an agreement in place to provide CPA monthly advisory services in connection with various fundraising, financing, and investment activities engaged in by CPA. Related party fees associated with this arrangement and included within Advisory fees on the accompanying statement of operations amounted to $30,000.

The Company has an agreement in place to provide a related party, Capitala Financial Advisors, LLC ("CFA") monthly advisory services in connection with various fundraising, financing, and investment activities engaged in

by CPA. Related party fees associated with this arrangement and included within Advisory fees on the accompanying statement of operations amounted to $12,000.

Income taxes - The Company is not subject to U.S. federal, state or local income taxes. The Parent Company is liable for the taxes based on the Company's passthrough taxable income and capital gains.

Accounting Standards Codification 740 - Income Taxes ("ASC 740") provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken on the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The tax positions taken or expected to be taken have been analyzed and the establishment of a liability for uncertain tax positions is not required as of December 31, 2020. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. For the Audit Period, the Company did not incur interest or penalties. The tax year ended December 31, 2020 is subject to tax examination.

Note 3— Net Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2020 were as follows:

Net capital	$225,749
Net capital ratio (ratio of indebtedness to capital)	0.082 to 1

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects any potential risk of loss to be remote.

Note 5 — COVID-19

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's products and services, and the U.S. economy. These conditions could adversely affect the Company's business, financial condition, and results of operations. Further, COVID-19 may result in health or other government authorities requiring the closure of the Company's operations or other businesses of the Company's customers and suppliers, which could significantly disrupt the Company's operations and the operations of the Company's customers. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

Note 6 — Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

Note 7 — Subsequent events

In connection with the preparation of these financial statements, the Company evaluated subsequent events through the date the financial statements were available to be issued.

SCHEDULE I

CAPITALA SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Computation of Net Capital

Total ownership equity from statement of financial condition	$	234,201
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		234,201
Liabilities subordinated to claims of general creditors		-
Total nonallowable assets		(8,452)
Net capital	**$**	**225,749**

Computation of Net Capital Requirement		
(A) Minimum net capital requirement (12 1/2% of total aggregate indebtedness)	$	2,320
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		220,749
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	**$**	**219,749**

Computation of Aggregate Indebtedness

Total aggregate indebtedness	**$**	**18,557**
Percentage of aggregate indebtedness to net capital		**8.22%**

Note: There are no significant differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

SCHEDULE II

CAPITALA SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3(e)
DECEMBER 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the period from March 4, 2020 (commencement of operations) to December 31, 2020.

SCHEDULE III

CAPITALA SECURITIES, LLC

INFORMATION RELATING TO THE

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b)

DECEMBER 31, 2020

The Company has not possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the period from March 4, 2020 (commencement of operations) to December 31, 2020.

Assertions Regarding Exemption Provisions

We, as members of management of Capitala Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3. The Company does not claim an exemption under paragraph (k) of Rule 15c3-3, but is filing an exemption report relying on Footnote 74 of the 2013 Release adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers (CAB) as defined in Financial Industry Regulatory Authority, Inc.'s (FINRA) CAB rules and has been approved for membership in FINRA as a CAB. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above for the period from March 4, 2020 (commencement of operations) to December 31, 2020.

Capitala Securities, LLC

By: Christine Alala

Christine Alala

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member
Capitala Securities, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provision, in which Capitala Securities, LLC, (the "Company") stated that:

1) The Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3.

2) The Company does not claim an exemption under paragraph (k) of Rule 15c3-3, but is filing an exemption report relying on Footnote 74 of the 2013 Release adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers (CAB) as defined in Financial Industry Regulatory Authority, Inc.'s (FINRA) CAB rules and approved for membership in FINRA as a CAB.

3) As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

4) The Company did not identify any exceptions to the above for the period from March 4, 2020 (commencement of operations) to December 31, 2020.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company did not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) carry accounts of or for customers; and (3) carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the period from March 4, 2020 (commencement of operations) to December 31, 2020. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Elliott Davis, PLLC

Raleigh, North Carolina
February 9, 2021

CAPITALA SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of December 31, 2020 and for the period from March 4, 2020 (commencement of operations) to December 31, 2020

And Report of Independent Registered Public Accounting Firm